P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
[redacted]

04010529

82-2083

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~, 450 Fifth Street
Washington
D.C. 20549
USA

3011 3-2

SEC MAIL PROCESSING
RECEIVED
MAR 11 2004
WASH. D.C. 158 SECTION

4 March 2004

SUPPL

Dear Sirs

P&O's PRELIMINARY ANNOUNCEMENT OF 2003 RESULTS
P&O NEDLLOYD RESULTS: FOURTH QUARTER 2003

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

enc

dlw 3/12

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME), THURSDAY 4 MARCH 2004

P&O NEDLLOYD RESULTS: FOURTH QUARTER 2003

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line for the fourth quarter of 2003. In summary it shows that:

Full Year 2003

- P&O Nedlloyd achieved an operating profit of $96 million, compared with an operating loss of $206 million in 2002;
- Average freight rates increased by 12 per cent over 2002;
- Volumes shipped were up by 5 per cent over 2002;
- Annualised savings of $301 million were achieved in 2002-2003, with more targeted.

In Q4 2003

- P&O Nedlloyd made an operating profit of $84 million compared with an operating loss of $49 million in Q4 2002;
- Average freight rates were up by 16 per cent over Q4 2002;
- Volumes shipped were up by 5 per cent overall.

Outlook

With the favourable trend in freight rates, and provided trade growth continues as in 2003, the outlook for the container shipping industry remains positive for 2004 although cost pressures remain.

Commenting on the results, P&O Nedlloyd CEO Philip Green said:

"During 2003 the P&O Nedlloyd team succeeded in turning a prior year operating loss of $206 million into an operating profit of $96 million – a positive swing of $302 million in our financial performance. This is a significant achievement, but we need to do more. We are committed to further improving our financial performance this year."

Further information: Peter Smith, Director, Communications and Strategy, P&O
+44 (0)20 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
+31 (0)626 316 854

Gill Samuel, Director Corporate Communications, P&O Nedlloyd
+44 (0)20 7441 8706

RESULTS & STATISTICS

	Q4 2003	**Q4 2002**	**Full Year 2003**	**Full Year 2002**
Volumes shipped (teus)				
Europe	415,262	414,448	1,616,182	1,554,153
Asia / Pacific	274,409	249,741	969,504	925,854
Americas	298,435	275,471	1,157,509	1,079,554
Total	**988,106**	**939,660**	**3,743,195**	**3,559,561**
Average freight rate per teu	1,347	1,162	1,287	1,145
Revenue	1,331	1,092	4,818	4,075
Operating (loss)/profit before interest and tax (before restructuring costs)	**84**	**(49)**	**96**	**(206)**
Restructuring costs	(10)	(5)	(19)	(28)
Operating (loss)/profit before interest and tax (after restructuring costs)	74	(54)	77	(234)

Net loss on sale of fixed assets	(1)	(12)	(1)	(12)
Interest	(11)	(13)	(45)	(47)
Minorities	(2)	0	(3)	1
Profit / (loss) before tax after minorities	60	(79)	28	(292)
Tax	(4)	(4)	(13)	(12)
Retained profit	56	(83)	15	(304)

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.
2. All financial figures are US$ million except average freight per teu which is US$.
3. It is important to note that a change in average freight rate per teu does not necessarily equal a change in profit contribution per teu. Average freight rate per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.
4. Operating profit of $96m (2002: loss $206m) is before restructuring costs of $19m (2002: $28m) but after losses in joint ventures and associates of $11m (2002: $26m).
5. The geographic breakdown of volumes shipped has changed. A restatement of numbers given in previous results announcements appears at the end of this release.

Key Points

1. P&O Nedlloyd's operating profit of $84 million (before restructuring) in Q4 brings the 2003 full year operating profit to $96 million (before restructuring) and represents a positive swing of $302 million in the company's performance compared with 2002. This was achieved despite the adverse effect of both fuel costs and currency during 2003.

2. The much improved result was largely the result of the rise in freight rates (up 16 per cent on Q4 2002 and 12 per cent year on year). The main improvements came in the East / West Trades, especially Europe–Asia and also the Transpacific. Volume growth in these trades was driven mainly by the underlying shift in sourcing of goods supplying the US and European markets to China and elsewhere in Asia. The overall growth in volumes shipped of 5 per cent was largely driven by strong volumes on dominant legs.

3. P&O Nedlloyd achieved annualised savings of $301 million in 2002-2003 before restructuring costs of $28 million in 2002 and $19 million in 2003. These fell short of P&O Nedlloyd's target of $350 million, mainly due to increases in ship charter rates and a growth in trade imbalances at the end of 2003.

4. With the favourable trend in freight rates, and provided trade growth continues as in 2003, the outlook for the container shipping industry remains positive for 2004, although cost pressures remain from currency movements, high fuel prices and rising charter rates. P&O Nedlloyd will target further cost savings through the optimisation of cargo selection, improved asset management and the ongoing implementation of the company's new business management and information systems programme (Focus). This, together with the completion of the change in ownership of P&O Nedlloyd, will give the company the increased strategic and financial flexibility to enable it to benefit fully from the positive outlook for the industry.

Restatement of PONL trade volumes 2002 & 2003 by reporting region

	Q1 02	**Q2 02**	**Q3 02**	**Q4 02**	**Q1 03**	**Q2 03**	**Q3 03**	**Q4 03**
Europe	348,879	388,186	402,640	414,448	392,717	406,952	401,251	415,262
Asia Pacific	199,679	232,217	244,217	249,741	218,299	234,385	242,411	274,409
Americas	243,133	278,696	282,254	275,471	270,411	291,850	296,813	298,435
	791,691	899,099	929,111	939,660	881,427	933,187	940,475	988,106

"Europe" includes all cargo movements from Europe (including all countries bordering the Mediterranean Sea) to Asia, Australasia, Africa and Latin America, and vice versa. "Asia/Pacific" includes cargo movements between and within Asia, Australasia, Africa and Latin America. "Americas" includes cargo movements between North America and Asia, Europe, Africa, Australasia, and Latin America.

(ends)

P&O

News Release

***EMBARGO:** NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME), THURSDAY 4 MARCH 2004*

P&O'S PRELIMINARY ANNOUNCEMENT OF 2003 RESULTS

Key Points

- 58% improvement in underlying profit* (2003 £221.1 million, 2002 £140.0 million), ahead of expectations
- Pre-exceptional earnings per share before goodwill amortisation increased to 12.4p (2002 1.0p loss)
- Operating profit up 14% for container terminals and bulk and general port operations, and a strong start to 2004
- Key strategic objective achieved of taking capital out of container shipping
- Tough trading environment for Ferries – business review underway
- £250 million target for 2004 Property disposals
- Recommended final dividend of 9.0p (13.5p full year, unchanged)

Financials	**2003** £m	**2002** £m
Group turnover	2,291.0	2,676.1
Operating profit on continuing operations before exceptionals and goodwill amortisation	**221.1**	**140.0**
Total operating profit	174.7	121.0
Profit/(loss) before interest and tax	191.3	(23.9)
Profit/(loss) before tax	80.0	(135.7)
Earnings/(loss) per £1 nominal of deferred stock before exceptionals and goodwill amortisation	**12.4p**	**(1.0)p**
Basic earnings/(loss) per £1 nominal of deferred stock	6.5p	(27.1)p
Dividend per £1 nominal of deferred stock	13.5p	13.5p

* Underlying profit is operating profit on continuing operations before exceptionals and goodwill amortisation.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London, SW1Y 5EJ, United Kingdom

Comment by P&O Chairman, Lord Sterling

"P&O has made significant progress this year, not only strategically but also in our operating and financial results. With the continuing strong growth in world trade, 2004 should see us move further ahead."

A presentation of the results for analysts and investors will be held at 09.00 hours today at Panmure Gordon, Woolgate Exchange, 25 Basinghall Street, London EC2V. This presentation with accompanying audio will be webcast live on the Group website www.pogroup.com. Details can be found in the Investor section.

Further information: Peter Smith, Director, P&O
+44 (0)20 7930 4343

P&O is a major international logistics and transport company. Its fastest growing business is the development of container ports around the world. P&O is the leading ferry operator in the UK and provides cold logistics services internationally. It also has an interest in P&O Nedlloyd, one of the world's largest container shipping lines, and owns development property, mainly in the US and Europe.

PRELIMINARY STATEMENT

GROUP PERFORMANCE

Group Results

Operating profit for 2003 was £174.7 million, £53.7 million up on the previous year (£121.0 million). There was an improvement of £103.2m for P&O Nedlloyd, reflecting a much stronger rate environment for container shipping, and a good result for Ports but reduced contributions from Ferries, which experienced tough trading conditions, and Property because of the timing of development disposals.

Ports

P&O Ports generated a total operating profit of £129.1 million (£116.8 million). Container terminals and bulk and general operations contributed £118.5 million, 14% up on the previous year (£103.6 million). Organic growth in container terminal throughput was 20% (14%), with total growth of 27% (23%). During 2003, a gross amount of approximately £350 million was invested, mainly in the high growth Asian region, through both acquisitions and expansion. Consequently, net operating assets increased to £1,174.1 million (£965.3 million).

Container terminal throughput in Asia increased by 24% with organic growth of 23%. Operating profit increased to £69.0 million (£61.9 million) despite a weaker US dollar. Strong volume growth was achieved across almost all terminals, particularly in China but also in India despite Mumbai operating at close to full capacity.

In China, additional capacity at Shekou phase II came on stream in August and further capacity has been introduced at the start of 2004. A huge expansion was announced at Qingdao (QQCT) which will ultimately increase capacity from 1.3 million to 6.4 million teus. P&O and the port authority have both reduced their shareholdings so as to introduce two shipping lines as co-investors, with the result that P&O now holds 29% of the equity in QQCT, having previously held 49%.

In India, a £120 million acquisition of a new container terminal was completed at Mundra and further development occurred at Chennai. In the Philippines, uncertainty ahead of the presidential elections contributed to a disappointing result at the Manila bulk and general cargo operations.

In the Americas, operating profit came down slightly to £13.2 million (£14.8 million), principally due to ongoing development work at Port Newark Container Terminal. The core development has now been completed. An acquisition in Vancouver in January 2003 added significant new volume to the Americas business and is progressing well.

Operating profit in Europe increased to £18.6 million (£11.5 million). Good growth was experienced across all terminals, particularly Antwerp, which also reported a much improved operating profit. The results included six months of trading from the businesses acquired in France at Le Havre, Marseille and Fos.

In Australasia, operating profit increased to £17.7 million (£15.4 million) against a background of strong volume growth. Congestion at some container terminals impacted productivity and hence operating profit but this has since been resolved. The drought had a negative impact on bulk and general cargo.

Maritime Services reported operating profit of £10.6 million (£13.2 million). The reduction in operating profit reflects the disposal of P&O's 50% interest in the International Offshore Services business in June which also reduced net operating assets to £31.3 million (£75.3 million). The remainder of the business made a strong contribution.

Ferries

Ferries reported an operating loss of £40.0 million (£13.7 million profit). The result includes reorganisation and impairment charges of £39.8 million (£16.5 million), of which £24.2 million is for an impairment charge against assets in the Irish Sea business which are to be disposed of and £15.6 million which is mostly for reorganisation on the Short Sea.

There have been a number of structural and other changes in the business. On a like for like basis and excluding reorganisation costs and goodwill amortisation, the operating profit on the Short Sea declined by £25.1 million to £16.2 million and on other routes by £2.9 million to a loss of £6.3 million. The main reason was a weaker tourist market. The freight business had an improved year with carryings up 3% and rates generally ahead of 2002 although they came under pressure on the Short Sea in the second half of the year. Ferrymasters achieved a break even result (£0.8 million loss).

Net operating assets remained broadly constant at £632.9 million (£627.1 million). Two former freight ships were converted to state of the art passenger and freight ships for the Short Sea and purchase options were exercised on the Norbank and Pride of Bruges (previously Norsea). These increases were offset by an impairment in the value of the assets on the Irish Sea. No further investment is anticipated in new ships in the foreseeable future.

The previously announced re-branding as P&O Ferries and consolidation of marketing, IT, finance and management structures is providing annualised savings of £15 million of which only £7 million was accounted for in 2003. Due to the tough trading conditions in 2003, further proposed restructuring was announced in November on the Short Sea which is anticipated to deliver an additional £15 million of annualised savings. In view of the changed market conditions and the disappointing results for 2003, a wide-ranging business review is underway looking at the overall market and all aspects of the business. The conclusions are expected by summer 2004.

It was announced in May that Stena AB would transfer its Stranraer port operations to P&O's port at Cairnryan and acquire 50% of the Cairnryan port. Earlier this month it was also announced that Stena would acquire part of P&O's Irish Sea business and that, subject to employee consultation, P&O would close its loss making Mostyn-Dublin route. This followed a decision by the UK Competition Commission not to approve a wider Irish Sea transaction that included the sale to Stena of the profitable Liverpool-Dublin route.

Cold Logistics

Cold Logistics reported an improved operating profit of £16.4 million (£12.5 million) and a stable operating profit margin of 8%. Net operating assets decreased slightly to £219.5 million (£223.5 million).

Profits from the US business increased significantly, largely as a result of the full year impact of the acquisition from ProLogis at the end of 2002. However, some specific sites experienced difficult trading conditions from increased competition and some in-sourcing by customers.

The Australasian business achieved another good performance in 2003. Revenue was stable compared to the prior year as capacity was largely unchanged and the facilities operated at high utilisation. A continued focus on cost control and productivity meant that high margins were maintained.

Cargo Shipping

P&O's 50% share of the P&O Nedlloyd result was an operating profit of £17.6 million (£85.6 million loss). As announced on 2 February, P&O Nedlloyd is in effect to become independently listed. P&O will take a 25% shareholding in Royal Nedlloyd N.V. (to be renamed Royal P&O Nedlloyd N.V.) and will receive €215 million (£143 million) cash. Based on the share price of Royal Nedlloyd N.V. at the close of trading on 3 March, the total consideration of the transaction, which is subject inter alia to shareholder approval, can be valued at approximately £350 million. P&O's 25% shareholding will enable P&O to participate in any further upside in the container shipping industry. The new corporate structure will give P&O Nedlloyd increased flexibility to grow and develop its position as one of the leading global container shipping companies.

The significant turnaround in the result was principally due to a 12% improvement in average freight rates, including a 16% improvement in the final quarter. This reflected a much improved balance between the introduction of new capacity into the industry

compared to the growth rate of world container trade and P&O Nedlloyd's focus on yield management. Total throughput for P&O Nedlloyd increased by 5% to 3.74 million teu. Despite the adverse effect of currency and higher fuel costs and charter rates, P&O Nedlloyd achieved annualised cost savings of US$301 million over the two years to the end of 2003.

P&O's share of the result of its passive interest in Associated Bulk Carriers was a profit of £11.8 million (loss £0.8 million). P&O completed the exit of this business in December 2003 via the sale of its 50% interest to its partner Eurotower Holdings SA. P&O received £38 million cash from the transaction which meant that the total capital realised from P&O's exit from bulk shipping was approximately £150 million.

Property

Property achieved an operating profit of £39.8 million (£52.4 million). The portfolio consists largely of development property where profits are dependent on the timing of completions and consequently are inherently uneven. The reduction in operating profit was mainly due to reduced activity levels at Atlanta in the US, partly offset by a good result at Denver. Notwithstanding a difficult year for tourism, P&O's Australian resorts and La Manga Club in Spain achieved strong results. Total net operating assets increased to £813.5 million (£772.7 million) reflecting completion of the development at Hamburg in Germany and an apart hotel at La Manga.

GROUP FINANCE, DIVIDENDS & PENSIONS

The interest charge for 2003 of £111.3 million was similar to last year (£111.8 million), with increased borrowings more than offset by lower interest rates and the impact of the weaker US dollar.

The profit before tax excluding the sale of fixed assets and businesses was £63.4 million (£9.2 million). The profit on sale of fixed assets and businesses was £16.6 million (£144.9 million loss). These included gains on the disposal of International Offshore Services and sell-down of a 20% interest in Qingdao Qianwan Container Terminal

(QQCT), offset by a charge for settlement of outstanding indemnity claims for the P&O Nedlloyd joint venture and losses on the disposal of other assets.

The tax charge was £20.8 million (£35.5 million), reflecting an effective tax rate of 32.7% on the profit of the Group excluding the profit on the sale of fixed assets and businesses.

Before exceptional items and goodwill amortisation, the earnings per £1 nominal of deferred stock were 12.4p (1.0p loss). The basic earnings per £1 nominal of deferred stock were 6.5p (27.1p loss).

The Board recommends a final dividend of 9.0p per £1 nominal of deferred stock which, together with the interim dividend of 4.5p, would give a total dividend for 2003 of 13.5p. The dividend will be paid on 2 June 2004 to deferred stockholders on the register at the close of business on 19 March 2004.

Cash Flow and Financial Position

The net cash inflow from operating activities and dividends from joint ventures and associates was £310.7 million (£310.9 million). This reflects the increase in the Group operating profit contribution from Ports offset by reduced Ferries and Property contributions. P&O Nedlloyd does not have an impact on the Group's trading cash flow. Dividends received from joint ventures and associates contributed £62.9 million (£29.5 million) with £49.1 million received from Associated Bulk Carriers. Net capital expenditure was £411.1 million (£229.6 million) with approximately £350 million gross investment in ports and also some investment in Ferries, offset by the disposal of International Offshore Services business and sell-down of the 20% interest in QQCT.

Net borrowings increased to £1,502.7 million (£1,346.8 million), mainly due to the investment noted above although the acquisition of the Mundra container terminal in India was funded via the issue of 54.6 million new units of deferred stock which raised £121.9 million (before costs of £2.3 million). Stockholders' funds increased slightly to £1,323.1 million (£1,304.1 million) as the retained loss for the year of £52.5 million and exchange loss on foreign currency investments of £48.0 million were offset by the net

proceeds from the issue of deferred stock. The year end debt to capital ratio was broadly unchanged at 53% (50%).

Pensions

The two pension schemes of most relevance to the Group's financial position are the P&O Pension Scheme and the new section of the industry wide Merchant Navy Officers' Pension Fund (MNOPF).

The actuarial valuation of the main UK pension scheme has now been completed and, as previously anticipated, there is an actuarial deficit. As at the valuation date of 1 April 2003, the actuarial deficit was £158 million. Additional cash contributions of £20 million a year are being made to fund this deficit. For accounting purposes, at 31 December 2003, the deficit was £93 million on a SSAP 24 basis or £321 million on an FRS17 basis. P&O group businesses have been allocated a 61.5% share of the deficit payments with the balance attributable to P&O Nedlloyd. Consequently, the 2003 results include an additional SSAP 24 accounting charge of £8.1 million (including P&O's 50% share of P&O Nedlloyd's additional charge) in respect of the deficit which has been allocated across the group businesses results. No significant change in pension accounting charges for the UK scheme is anticipated in 2004.

For the MNOPF, the triennial actuarial valuation is currently being finalised and is also expected to report a deficit. P&O's share of current contributions to the MNOPF is approximately 17% by Ferries, with a further 6% from P&O Nedlloyd. On the basis of this share of current contributions, P&O's share (excluding P&O Nedlloyd) of the deficit is estimated at approximately £20 million under SSAP24 or £100 million under FRS 17. However, the allocation of the deficit between employers is uncertain. Any additional cash payments required to fund the likely actuarial deficit are not likely to commence until a court decision is made concerning the allocation of the deficit amongst employers. Consequently, the 2003 results include an accounting charge for the MNOPF which is based on cash contributions and covers the ongoing benefit accrual only.

GROUP STRATEGIC DIRECTION & FUTURE DIVIDEND POLICY

P&O remains committed to directing capital to the strongest growth areas of its business where it has a competitive advantage and exiting from or reducing investment elsewhere. On 2 February 2004, P&O announced that it had achieved its key strategic objective of taking capital out of container shipping as a result of P&O Nedlloyd in effect becoming independently listed. Over the last four years, other major steps in the restructuring process have been the disposal of £650 million of investment property and the demerger of the cruise business, with the value of that business having subsequently increased from £2 billion to £5 billion. Over the same period, P&O has invested approximately £800 million in Ports. These steps have created substantial value for P&O stockholders and created the foundation for strong earnings in the years to come.

The Company is continuing to reallocate capital to its strongest growth areas, primarily through property disposals and continued investment in Ports. P&O is one of the world's leading container terminal operators with over half of its investment in the Asian region, which is seeing the benefits of the strong growth in trade, driven primarily by the economic development of China. The Group expects to continue to invest approximately £200 million a year in this business. Once the P&O Nedlloyd transaction is completed, Ports will account for around two thirds of the Group's operating profit.

As was also announced on 2 February, the Board believes that now is the appropriate time at which to rebase the dividend to a level consistent with the more focused, higher growth business that P&O is becoming and to provide P&O with the maximum resources to take advantage of the attractive opportunities in the Ports business. Consequently, in the absence of unforeseen circumstances, the Board intends to declare dividends for the year ending 31 December 2004 of 9p per £1 nominal of deferred stock, with a 3p interim dividend and a 6p final dividend. This will give the Company greater investment flexibility and provide the basis for a progressive dividend policy going forward.

GROUP OUTLOOK

The strong growth in volume experienced during 2003 in our Ports business is expected to continue throughout 2004, particularly in Asia. New capacity is being introduced in Canada, China, France, India, Thailand and the UK to support this growth. Additional expansion opportunities include London Gateway in the UK, which is subject to the outcome of public inquiries, and Deurganckdok in Antwerp, where contractual terms are currently being finalised.

The outlook for Ferries is difficult. Initial trading in 2004 has seen passenger and tourist vehicle carryings down on the same period in 2003 although rates have improved. The recent increases in French tobacco duty have had an impact on on-board sales, particularly on the Short Sea. Freight carryings are also down on the prior year and pressure on freight rates on the Short Sea has continued. Further restructuring of the business is likely.

For our other divisions, Cold Logistics continues to do well in Australasia while, in the US, competitive pressure appears to have eased slightly as growth in the market during 2003 has absorbed much of the surplus capacity. P&O Nedlloyd is continuing to benefit from the favourable trend in freight rates. In 2004, P&O is targeting property disposals of £250 million of which £30 million has been agreed and a further £140 million is in the hands of agents.

On the basis of current trading and the continuing strong growth in world trade, the Group should achieve a further improvement in its operating result for 2004. Ports in particular should do well and steps will be taken to restore Ferries to profitability.

GROUP PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2003

		2003 £m	2002 £m
Turnover: Group and share of joint ventures (note 2)		4,137.9	4,519.2
Less: share of joint ventures' turnover		(1,846.9)	(1,843.1)
Group turnover		**2,291.0**	**2,676.1**
Net operating costs		(2,192.1)	(2,524.6)
Group operating profit		**98.9**	**151.5**
Share of operating results of:	joint ventures	40.8	(43.6)
	associates	35.0	13.1
Continuing operations			
Total operating profit before goodwill amortisation and reorganisation and impairment charges		221.1	140.0
Goodwill amortisation		(18.4)	(13.7)
Reorganisation and impairment charges		(39.8)	(16.5)
		162.9	109.8
Discontinued operations		11.8	11.2
Total operating profit (note 3)		**174.7**	**121.0**
Profit/(loss) on sale of fixed assets and businesses		16.6	(144.9)
Profit/(loss) on ordinary activities before interest and taxation		**191.3**	**(23.9)**
Net interest payable and similar items (note 9)		(111.3)	(111.8)
Profit/(loss) on ordinary activities before taxation		**80.0**	**(135.7)**
Taxation (note 10)		(20.8)	(35.5)
Profit/(loss) on ordinary activities after taxation		59.2	(171.2)
Equity minority interests		(9.2)	(8.5)
Profit/(loss) for the financial year attributable to stockholders		50.0	(179.7)
Dividends on equity and non-equity share capital (note 11)		(102.5)	(95.1)
Retained loss for the financial year		**(52.5)**	**(274.8)**
Basic earnings/(loss) per £1 nominal of deferred stock		**6.5p**	**(27.1)p**
Headline earnings/(loss) per £1 nominal of deferred stock		**12.4p**	**(1.0)p**
Dividends per £1 nominal of deferred stock		**13.5p**	**13.5p**

SUMMARISED GROUP BALANCE SHEET
AS AT 31 DECEMBER 2003

	2003 £m	2002 £m
Fixed assets		
Intangible assets: Goodwill	237.3	246.2
Land and buildings (note 8)	585.3	446.4
Ships and other fixed assets	1,092.7	1,023.7
Investments (including joint ventures and associates)	775.4	830.0
	2,690.7	2,546.3
Current assets		
Properties held for development and sale	478.6	380.3
Stocks	60.1	60.4
Debtors	467.3	528.0
Cash at bank and in hand	64.0	66.0
	1,070.0	1,034.7
Creditors: amounts falling due within one year		
Loans (note 13)	(100.8)	(183.3)
Other creditors	(628.5)	(640.9)
	(729.3)	(824.2)
Net current assets	**340.7**	**210.5**
Total assets less current liabilities	**3,031.4**	**2,756.8**
Creditors: amounts falling due in more than one year		
Loans (note 13)	(1,437.0)	(1,210.5)
Other creditors	(55.7)	(59.2)
	(1,492.7)	(1,269.7)
Provisions for liabilities and charges	(180.2)	(148.7)
Net assets	**1,358.5**	**1,338.4**
Capital and reserves		
Share capital and share premium	1,585.9	1,531.8
Reserves	(262.8)	(227.7)
Stockholders' funds	**1,323.1**	**1,304.1**
Equity minority interests	35.4	34.3
	1,358.5	**1,338.4**

SUMMARISED GROUP CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m
Net cash inflow from operating activities and dividends from joint ventures and associates (note 14)	310.7	310.9
Returns on investments and servicing of finance	(96.3)	(94.5)
Taxation	(13.6)	(34.6)
	200.8	181.8
Purchase of fixed assets and investments	(279.5)	(198.0)
Sale of fixed assets and investments	17.3	42.4
Purchase of subsidiaries, joint ventures and associates	(247.5)	(251.9)
Sale of subsidiaries, joint ventures and associates	98.6	177.9
	(210.3)	(47.8)
Equity dividends paid	(93.7)	(91.6)
Net cash outflow before management of liquid resources and financing	(304.0)	(139.4)

Movement in net borrowings

	2003 £m	2002 £m
Net cash outflow before management of liquid resources and financing	(304.0)	(139.4)
Issues of stock	121.9	0.5
Issue costs of stock placing	(2.3)	-
Borrowings of subsidiaries acquired less sold	(2.7)	(126.1)
Inception of finance leases and other non-cash movements in net borrowings	(9.6)	(37.5)
Exchange movements in net borrowings	40.8	52.4
Increase in net borrowings	(155.9)	(250.1)

NOTES

1 Reconciliation of movements in stockholders' funds

	2003 £m	2002 £m
Profit/(loss) for the financial year attributable to stockholders	50.0	(179.7)
Deficit on valuation of land and buildings including those held by joint ventures and associates	(0.1)	(7.9)
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	-	(12.7)
Exchange movements on foreign currency net investments	(48.0)	(102.3)
UK taxation on exchange movements on foreign currency net investments: prior periods	-	11.7
Total recognised gains and losses for the financial year	1.9	(290.9)
Dividends on share capital	(102.5)	(95.1)
New stock issued	121.9	0.5
Issue costs of stock placing	(2.3)	-
Goodwill on disposals	-	47.2
Net change in stockholders' funds	19.0	(338.3)
Stockholders' funds at the beginning of the year	1,304.1	1,642.4
Stockholders' funds at the end of the year	1,323.1	1,304.1

2 Turnover: Group and share of joint ventures

	2003 £m	2002 £m
Continuing operations		
Ports	944.8	797.2
Ferries	1,081.0	1,042.3
Cold Logistics	210.5	153.1
P&O Nedlloyd	1,685.1	1,549.7
Property	216.5	183.6
	4,137.9	3,725.9
Discontinued operations		
Contract Logistics	-	793.3
	4,137.9	4,519.2

3 Total operating profit: Group and share of joint ventures and associates

	Total pre pension allocation 2003 £m	Pension deficit allocation 2003 £m	Total post pension allocation 2003 £m	Total 2002 £m
Continuing operations				
Ports (note 6)	129.9	(0.8)	129.1	116.8
Ferries	3.5	(3.7)	(0.2)	30.2
Ferries reorganisation and impairment charges	(39.8)	-	(39.8)	(16.5)
	(36.3)	(3.7)	(40.0)	13.7
Cold Logistics	16.4	-	16.4	12.5
P&O Nedlloyd	19.5	(1.9)	17.6	(85.6)
Property (note 7)	41.5	(1.7)	39.8	52.4
Pensions deficit charge	(8.1)	8.1	-	-
	162.9	-	162.9	109.8
Discontinued operations				
Contract Logistics	-	-	-	12.0
Bulk Shipping	11.8	-	11.8	(0.8)
	174.7	-	174.7	121.0

4 Profit and loss account by half year

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Six months to 31 Dec 2003 £m	Six months to 31 Dec 2002 £m	Twelve months to 31 Dec 2003 £m	Twelve months to 31 Dec 2002 £m
Total operating profit						
Continuing operations						
Ports	58.4	51.2	70.7	65.6	129.1	116.8
Ferries	(19.9)	(11.9)	19.7	42.1	(0.2)	30.2
Ferries reorganisation and impairment charges	-	-	(39.8)	(16.5)	(39.8)	(16.5)
	(19.9)	(11.9)	(20.1)	25.6	(40.0)	13.7
Cold Logistics	7.6	7.2	8.8	5.3	16.4	12.5
P&O Nedlloyd	(19.9)	(47.9)	37.5	(37.7)	17.6	(85.6)
Property	13.1	20.6	26.7	31.8	39.8	52.4
	39.3	19.2	123.6	90.6	162.9	109.8
Discontinued operations						
Contract Logistics	-	4.7	-	7.3	-	12.0
Bulk Shipping	5.8	(0.1)	6.0	(0.7)	11.8	(0.8)
	45.1	23.8	129.6	97.2	174.7	121.0
Profit/(loss) on sale of fixed assets and businesses	13.2	(13.7)	3.4	(131.2)	16.6	(144.9)
Profit/(loss) before interest and taxation	58.3	10.1	133.0	(34.0)	191.3	(23.9)
Net interest payable and similar items	(55.0)	(54.3)	(56.3)	(57.5)	(111.3)	(111.8)
Profit/(loss) on ordinary activities before taxation	3.3	(44.2)	76.7	(91.5)	80.0	(135.7)
Taxation	(8.8)	(8.5)	(12.0)	(27.0)	(20.8)	(35.5)
Equity minority interests	(3.5)	(2.9)	(5.7)	(5.6)	(9.2)	(8.5)
Profit/(loss) for the financial period	(9.0)	(55.6)	59.0	(124.1)	50.0	(179.7)

5 Net operating assets and operating profit before depreciation, amortisation and impairment

	Net operating assets		Operating profit before depreciation, amortisation and impairment	
	2003	2002	2003	2002
	£m	£m	£m	£m
Continuing operations				
Ports	1,174.1	965.3	208.5	184.3
Ferries	632.9	627.1	57.1	86.2
Ferries reorganisation charges	-	-	(15.6)	(16.5)
	632.9	627.1	41.5	69.7
Cold Logistics	219.5	223.5	26.9	21.0
P&O Nedlloyd	493.4	608.8	87.8	0.4
Property	813.5	772.7	47.1	61.0
	3,333.4	3,197.4	411.8	336.4
Discontinued operations				
Contract Logistics	-	-	-	27.2
Bulk Shipping	-	96.9	16.2	7.2
	3,333.4	3,294.3	428.0	370.8

Property net operating assets have been restated for 2002 to exclude £75.3m of amounts receivable relating to previous corporate disposals. These amounts have been reclassified as non-operating assets and are included within the reconciliation of net operating assets to stockholders' funds.

In the above table, operating profit before depreciation and amortisation is stated after adding back to total operating profit the depreciation and amortisation of all Group subsidiaries, joint ventures and associates.

The Group's goodwill amortisation charge relating to continuing operations was £13.8 million (2002 £9.6 million). The Group's share of amortisation of goodwill and intangible assets within joint ventures and associates was £4.6 million (2002 £4.1 million).

The net operating assets are reconciled to stockholders' funds as follows:

	2003 £m	2002 £m
Net operating assets	3,333.4	3,294.3
Group share of joint venture and associate loans	(290.3)	(465.0)
Group share of joint venture and associate other non-operating net assets	(10.7)	18.5
	3,032.4	2,847.8
Amounts receivable relating to previous corporate disposals	75.2	75.3
Interest bearing investments	11.3	10.4
Net borrowings	(1,502.7)	(1,346.8)
Corporation tax and deferred tax	(190.0)	(185.6)
Dividends payable	(67.7)	(62.7)
Minority interests	(35.4)	(34.3)
	1,323.1	1,304.1

6 Ports operating profit and net operating assets

a) Operating profit

	2003 £m	2002 £m
Asia	69.0	61.9
Americas	13.2	14.8
Australasia	17.7	15.4
Europe	18.6	11.5
	118.5	103.6
Maritime Services	10.6	13.2
	129.1	116.8

b) Net operating assets

	2003 £m	2002 £m
Asia	551.9	432.0
Americas	200.0	156.9
Australasia	198.3	152.4
Europe	192.6	148.7
	1,142.8	890.0
Maritime Services	31.3	75.3
	1,174.1	965.3

7 Property operating profit and net operating assets

a) Operating profit

	2003 £m	2002 £m
US	17.8	30.1
UK	6.6	10.9
Continental Europe	5.0	1.5
Resorts	8.9	8.1
Other	1.5	1.8
	39.8	52.4

b) Net operating assets

	2003 £m	2002 £m
US	317.4	349.8
UK	135.7	120.0
Continental Europe	177.3	157.1
Resorts	137.2	106.0
Other	45.9	39.8
	813.5	772.7

8 Land and buildings

During the year £89.9 million of investment property previously reported in land and buildings was transferred to properties held for development and sale.

9 Net interest payable and similar items

	2003 £m	2002 £m
Group	(81.7)	(84.0)
Unwinding of discounts on provisions	(2.5)	-
Joint ventures	(17.7)	(21.1)
Associates	(9.4)	(6.7)
	(111.3)	(111.8)

10 Taxation

	2003 £m	2002 £m
United Kingdom	21.9	8.4
Overseas	(33.3)	(31.8)
Joint ventures	(7.9)	(10.9)
Associates	(1.5)	(1.2)
	(20.8)	(35.5)

Included in the taxation charge is a charge of £0.1 million (2002 £0.4 million) in respect of profits and losses on the sale of fixed assets and businesses.

11 Dividends on equity and non-equity share capital

	2003 £m	2002 £m
Preferred and concessionary stock (non-equity)	(3.8)	(3.8)
Deferred stock (equity)		
Interim	(32.9)	(30.4)
Final	(65.8)	(60.9)
	(102.5)	(95.1)

12 Earnings/(loss) per £1 nominal deferred stock

The calculations of the basic earnings per £1 nominal of deferred stock are based on the profit for the financial year attributable to equity stockholders and the weighted average number of £1 nominal of deferred stock thereto.

	2003 £m	2002 £m
Profit/(loss) for the period attributable to stockholders	50.0	(179.7)
Less: dividends on non-equity share capital	(3.8)	(3.8)
Basic and diluted earnings/(loss)	46.2	(183.5)
Earnings/(loss) per £1 nominal deferred stock	6.5p	(27.1)p
Diluted earnings/(loss) per £1 nominal of deferred stock	6.5p	(27.1)p

The diluted earnings per £1 nominal of deferred stock has been calculated by reference to an adjusted average number of £1 nominal of deferred stock as follows:

	2003 £m	2002 £m
Weighted average per basic calculation	706.2	676.3
Adjustment to reflect dilutive deferred stock stock under option	3.7	0.1
	709.9	676.4

Reconciliation of earnings per £1 nominal of deferred stock

	2003 Pence	2002 Pence
Headline earnings/(loss) per £1 nominal of deferred stock	12.4	(1.0)
Amortisation of goodwill	(2.6)	(2.2)
Reorganisation and impairment charges	(5.6)	(2.4)
Post-tax profit/(loss) on sale of fixed assets and businesses	2.3	(21.5)
Earnings/(loss) per £1 nominal of deferred stock (FRS3 basis)	6.5	(27.1)

Headline profit is calculated as total operating profit before amortisation of goodwill (including the Group's share of goodwill amortisation within joint ventures and associates) and reorganisation and impairment charges, less net interest payable and similar charges. Headline earnings is calculated as headline profit less taxation, equity minority interest and non-equity dividends. The directors consider that headline earnings give a useful indication of underlying performance.

13 Net borrowings

	2003 £m	2002 £m
Loans due within one year	(100.8)	(183.3)
Loans due after more than one year	(1,437.0)	(1,210.5)
	(1,537.8)	(1,393.8)
Short term borrowings and bank overdrafts	(28.9)	(19.0)
Cash and liquid resources	64.0	66.0
	(1,502.7)	(1,346.8)

In the Company's statutory accounts, overdrafts are included within other creditors, cash and liquid resources are included within current assets. The debt to capital ratio, taking net borrowings as a percentage of stockholders' funds, net borrowings and minority interests, is 52.5% (2002 50.2%).

14 Operating cash flow

	2003 £m	2002 £m
Operating profit	98.9	151.5
Depreciation, amortisation and impairment charge	155.8	124.9
Increase in properties held for development and sale	(23.1)	(21.2)
(Increase)/decrease in stocks	(0.9)	3.6
Decrease in debtors	37.5	46.5
Decrease in creditors and provisions	(20.4)	(23.9)
Net cash inflow from operating activities	**247.8**	**281.4**
Dividends received from joint ventures and Associates	62.9	29.5
Net cash inflow from operating activities and dividends from joint ventures and associates	**310.7**	**310.9**

15 The financial information set out above does not constitute the Company' statutory accounts for the years ended 31 December 2002 and 31 December 2003. Statutory accounts for 2002 have been delivered to the registrar of companies, and those for 2003 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

APPENDIX

P&O TRADING UPDATE: OCTOBER TO DECEMBER 2003

This is the fourth quarter update for 2003 for P&O's ports, ferries and logistics businesses. The next quarterly update (January to March 2004) is provisionally scheduled for 6 May 2004.

PORTS

	Throughput(1) (TEU(2)' 000)			
	Q4		Full Year	
	2003	**2002**	**2003**	**2002**
By Region				
Asia	1,202	1,054	4,631	3,739
Americas	475	291	1,780	1,240
Europe	972	644	3,246	2,513
ANZ	483	452	1,688	1,457
Total	**3,132**	**2,441**	**11,345**	**8,949**

(1) Throughput is reported on an equity-adjusted basis i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity-adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

Key Points

1. In Q4, throughput was 28% higher than Q4 2002 with 17% attributable to organic growth. This reflected a strong peak season and meant that for the full year growth in throughput was 27% with 20% attributable to organic growth.

2. In Asia, the new facilities at Qingdao, China were transferred to the Qingdao (QQCT) joint venture on 1 January 2004. P&O held a 29% interest in the joint venture from 1 November. The terminal at Shekou in Shenzen, China continued to experience very strong growth. In India, development of the new terminal at Mundra progressed well and several lines commenced regular services. The NSICT terminal at Mumbai continued to operate close to capacity of 1.3 million teus which resulted in some congestion in Q4. In January 2004, P&O sold a 20% equity stake in QICT, Pakistan, to Maersk, the terminal's largest customer. P&O now holds 55%

of QICT. Increases in regulated tariffs were achieved at Chennai, India in Q4 and at ATI, Philippines effective January 2004.

3. In the Americas, the acquisition at Vancouver in Q1 boosted total volume growth. At PNCT in New York, good growth was achieved in Q4 as additional liner services commenced calls in October. At New Orleans, a new terminal was opened in Q4 at Napoleon Avenue which will enable P&O's operations to be consolidated into a single location. The bulk and general business reported mixed trading with strong cruise passenger volumes offset by a persistence of weak steel throughput. Volumes continued an improving trend at TRP in Argentina.

4. The European terminals experienced very strong volumes in Q4 particularly due to strong trade flows from Asia into Europe. The terminals acquired in France performed better than anticipated and contributed to the strong growth in total volume.

5. In Australia, reasonable volume growth was achieved in Q4. In Victoria, a record monthly volume was achieved at the West Swanson terminal. Parts of the bulk and general business continued to suffer from the consequences of the drought earlier in the year.

FERRIES

Carryings ('000)	Q4		Full Year	
	2003	**2002**	**2003**	**2002**
Cars + coaches				
Short Sea	382	384	1,614	1,651
Other Routes	166	178	868	946
Total	**548**	**562**	**2,482**	**2,597**
Passengers				
Short Sea	2,192	2,343	9,681	10,782
Other Routes	752	755	3,637	3,896
Total	**2,944**	**3,098**	**13,318**	**14,678**
Freight Units				
Short Sea	236	234	959	891
Other Routes	280	283	1,118	1,116
Total	**516**	**517**	**2,077**	**2,007**

(1) 'Short Sea' is the Dover-Calais route. 'Other Routes' is an aggregation of P&O Ferries' other routes around the UK, namely North Sea, Irish Sea and the Western Channel.

(2) Carryings are reported for continuing routes only and consequently the 2002 comparatives have been restated to exclude the routes closed or discontinued during 2002. These include Dover-Zeebrugge on the Short Sea, the routes from Felixstowe to Rotterdam and Zeebrugge on the North Sea and the Scottish Isles routes.

Key Points

1. In Q4, Ferries experienced a continuation of the adverse trends reported earlier in the year. Tourist carryings were below prior year levels and there was continued pressure on tourist rates, particularly on the Short Sea. In the freight business carryings were broadly static in Q4. Freight rates remained under pressure on the Short Sea route, but elsewhere, were generally ahead of 2002.

Tourist Vehicles and Passengers

1. In Q4, P&O's total tourist vehicle carryings were 2% down on 2002 and total passenger carryings were 5% down on 2002. For the full year, total tourist vehicle carryings were 4% down on 2002 and total passenger carryings were 9% down on 2002.

2. On the Short Sea, in Q4, the overall tourist vehicle market declined compared to the same period in 2002. However, P&O's tourist vehicle volumes were broadly

unchanged. Tourist vehicle rates remained under pressure and were down on Q4 2002. Passenger carryings were 6% down on Q4 2002. On-board spend per head was adversely impacted by an increase in French tobacco prices.

3. On other routes, in Q4, passenger carryings were in line with 2002 but tourist vehicle carryings were 7% down. Carryings and rates on the Irish Sea were ahead of 2002 offset by lower carryings and rates on other routes.

Freight

1. In Q4, total freight carryings were in line with 2002 but ended the year 3% ahead of 2002. On the Short Sea, the overall market grew by 4% in Q4 and P&O's carryings were slightly ahead. Rates remained under pressure in Q4 and were approximately 5% down on 2002. On other routes, in Q4, P&O's carryings were slightly down on 2002 but rates were ahead.

2. The Ferrymasters business continued its focus on expansion within the freight management sector. Total freight management volumes for 2003 were 10% ahead of 2002. However, within the unit loads business, total Continental unit load volumes were 4% down and total Irish unit load volumes were 1% down compared to the full year 2002.

COLD LOGISTICS

1. In Q4, Cold Logistics experienced improved trading conditions in the US and a mixed performance in the Australasian business.

2. In the US in Q4, competitive pressures appeared to have eased as growth in the market has absorbed much of the new capacity. Strong retail volumes were gained in California although seafood volumes remained weak. Strong import/export commodity volumes continued in the Texas region. Overall, the US experienced an improvement in trading trends in Q4.

3. In Australasia in Q4, the New Zealand business continued to experience positive trading trends supported by good retail volumes and strong demand for storage of meat and dairy products. In Australia, high Christmas volumes meant that the New South Wales facilities were operated at above optimum utilization which led to some productivity issues. However, elsewhere good progress continued to be made with respect to productivity and cost control.

(ends)